Exhibit 99.1
PartnerRe Appoints Turab Hussain as
Chief Risk and Actuarial Officer

PEMBROKE, Bermuda, November 7, 2017 - PartnerRe Ltd. announced today that Turab Hussain has been appointed to the position of Chief Risk and Actuarial Officer, effective December 4, 2017.
As a member of PartnerRe’s executive management team, Mr. Hussain will have executive responsibility for risk management, capital modeling and reserving, and will be based in PartnerRe’s Stamford office.

Mr. Hussain has more than 20 years of experience in the insurance and reinsurance industries. He will join PartnerRe from The Hartford Financial Services Group, where he has served as Chief Insurance Risk Officer since 2014. Previously, Mr. Hussain has held several senior actuarial and underwriting roles with responsibility for reserving, risk assessment, capital allocation and analysis at The Hartford as well as Arch Insurance Group and American Reinsurance.
Commenting on Mr. Hussain’s appointment, PartnerRe’s President and CEO Emmanuel Clarke, said, “I am delighted to welcome a risk and actuarial professional with Turab’s technical background and experience to PartnerRe. This position represents functions that play an important role in both our business and strategic decision-making. Turab’s experience in leading teams of actuaries and risk professionals as well as multi-disciplinary teams across segments and business lines, make him an excellent fit for this role.”
Mr. Hussain is an Associate of the Casualty Actuarial Society, a Member of the American Academy of Actuaries and a Chartered Enterprise Risk Analyst. He earned his bachelor’s degree in economics and statistics from Rutgers University.
Mr. Hussain succeeds Marvin Pestcoe who, as previously announced, will retire in 2018, after working to ensure a smooth transition. Mr. Pestcoe first joined PartnerRe in 2001 and held several executive positions with the Company, including, CEO Life & Health, Chief Investment Officer, and Head of Strategic Ventures, before retiring in 2014. In 2015, Marvin rejoined PartnerRe at the time of the EXOR acquisition, to resume his role as CEO of Life and Health, and extended his commitment in 2016 by assuming the new role of Chief Risk and Actuarial Officer.

Mr. Clarke said, “I am grateful to Marvin for returning to the Company, first to transition leadership of our Life and Health operations to Marc Archambault and then to establish the role of Chief Risk and Actuarial Officer. Since Marvin first assumed the leadership of Life & Health

PartnerRe Ltd. Wellesley House South, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerrre.com in 2011, we have significantly expanded our offering to clients, most recently with the acquisition of Aurigen Re in North America. As Chief Risk and Actuarial Officer, Marvin has also strengthened our risk, capital and reserving teams and processes, ensuring they are well positioned for a new executive leader to build upon.”

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PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2016, total revenues were $5.4 billion. At June 30, 2017, total assets were $22.8 billion, total capital was $8.3 billion and total shareholders’ equity was $6.9 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com

Contacts:	PartnerRe Ltd.

Media Contact: Celia Powell
Investor Contact: Ryan Lipschutz

PartnerRe Ltd. Wellesley House South, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerrre.com